UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G



                Under the Securities Exchange Act of 1934
                          (Amendment No.     )*

                     Progenics Pharmaceuticals, Inc.
                     -------------------------------
                             (Name of Issuer)

                 Common Stock, par value $.0013 per share
                 ----------------------------------------
                      (Title of Class of Securities)

                                743187106
                                ---------
                              (CUSIP Number)

                            December 31, 1997
                            -----------------
         (Date of Event which Requires Filing of this Statement)


    Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

    [ ] Rule 13d-1(b)

    [ ] Rule 13d-1(c)

    [x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13G

 CUSIP No.  743187106
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  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Paul W. Maddon, M.D., Ph.D.

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  2   CHECK THE APPROPROPRIATE BOX IF A MEMBER OF A GROUP     (a)_____
                                                              (b)_____

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  3   SEC USE ONLY

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  4   CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

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                 5   SOLE VOTING POWER
    NUMBER             750,000
      OF
    SHARES       6   SHARED VOTING POWER
 BENEFICIALLY          None
   OWNED BY
     EACH        7   SOLE DISPOSITIVE POWER
   REPORTING           750,000
    PERSON
     WITH        8   SHARED DISPOSITIVE POWER
                       None

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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,125,000

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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES SEE INSTRUCTIONS)                                      __

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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        12.0%

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 12   TYPE OF REPORTING PERSON
        IN

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                               -2-

Item 1(a) Name of Issuer:

     Progenics Pharmaceuticals, Inc.


Item 1(a) Address of Issuer's Principal Executive Offices:

     777 Old Saw Mill River Road
     Tarrytown, New York  10591


Item 2(a) Name of Person Filing:

     Paul J. Maddon, M.D., Ph.D.


Item 2(b) Address of Principal Business Office or, if none,
          Residence:

     777 Old Saw Mill River Road
     Tarrytown, New York  10591


Item 2(c) Citizenship:

     United States of America


Item 2(d) Title of Class of Securities:

     Common Stock, par value $.0013 per share


Item 2(e) CUSIP Number:

     743187106


Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

     Not applicable


Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:  1,125,000 shares, including
          375,000 shares which the reporting person has the right to acquire within 60 days pursuant to the exercise of stock options granted by the issuer

     (b)  Percent of class:  12.0%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote
                  750,000 shares

          (ii) Shared power to vote or to direct the vote none

          (iii) Sole power to dispose or to direct the disposition of
                  750,000 shares

          (iv) Shared power to dispose or to direct the disposition of none


Item 5.   Ownership of Five Percent or Less of a Class

     Not applicable


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person

     Not applicable


Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

     Not applicable


Item 8.   Identification and Classification of Members of the
          Group

     Not applicable


Item 9.   Notice of Dissolution of Group

     Not applicable


Item 10.  Certifications

     Not applicable


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      /s/ Paul J. Maddon
                                   ---------------------------
Dated:    February 10, 1998        Paul J. Maddon, M.D., Ph.D.


                               -4-